Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements and the notes thereto, filed with the U.S. Securities and Exchange Commission (the “SEC”) on the same day with this discussion. Those financial statements have been prepared in accordance with the United States generally accepted accounting principles (“US GAAP”) and, among other things, include more detailed information regarding the basis of presentation for the following information. Unless otherwise specified herein or the context otherwise requires, references to the “Company,” “Icon,” “Icon Energy,” “we,” “our” and “us” or similar terms, refer to Icon Energy Corp. and its wholly owned subsidiaries.

All share and per share amounts disclosed in this discussion give retroactive effect, for all periods presented, to the one-for-forty reverse stock split of our common shares effected on April 1, 2025.

Overview

We are a growth-oriented shipping company, providing worldwide seaborne transportation services for dry bulk cargoes via our fleet of oceangoing vessels. We generate our revenues by chartering our vessels to regional and international dry bulk operators, commodity traders and end users. As of March 31, 2025, our fleet comprised of the following dry bulk vessels:

Vessel name	Type	Built	Employment	Earliest charter expiration	Latest charter expiration
Alfa	Panamax	2006	Index-linked time charter	October 2025	February 2026
Bravo	Kamsarmax	2007	Index-linked time charter	August 2025	November 2025

In addition, on March 21, 2025, the Company entered into a definitive agreement with an unaffiliated third party to bareboat charter-in, with the option to eventually purchase, a 2020-built, scrubber fitted, Eco, Ultramax, dry bulk carrier with a carrying capacity of 63,668 dwt. On June 21, 2025, Icon took delivery of that vessel and renamed it M/V Charlie. Upon delivery, the vessel was time chartered to a reputable dry bulk operator for a period of 9 to 12 months, at a floating daily hire rate linked to the Baltic Supramax Index. In addition to the daily hire rate, Icon will also receive part of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of Sarbanes-Oxley;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•
exemption from compliance with any new requirements adopted by the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

We are choosing to take advantage of these reduced burdens, save for the exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies. We are choosing to “opt out” of such extended transition period and will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Cautionary Note Regarding Forward-Looking Statements

This discussion and analysis of financial condition and results of operations contains “forward-looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact are forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the SEC. As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this discussion.

Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Factors Affecting our Results of Operations

We believe the principal factors affecting our results of operations are the underlying supply and demand dynamics of the commodities our vessels carry, the number of vessels competing for those cargoes, and ultimately the overall economic and market conditions, regulatory changes, global geopolitical events, capital availability, and market sentiment. Other key factors that are fundamental to our business, operating results, cash flows and financial condition include:

•	the number of vessels in our fleet;

•	our customer relationships;

•	our access to capital required to acquire additional vessels and implement our business strategy;

•	our ability to acquire and sell vessels at prices we deem satisfactory; and

•	our and our vessels’ manager ability to:

o	successfully utilize and employ our vessels at economically attractive rates;

o	effectively and efficiently manage our vessels and control vessel operating costs; and

o	ensure compliance with regulations, environmental, health and safety standards applicable to our business.

In addition to those factors described above, our results of operations have been, and are expected to continue to be, affected by a range of material events and uncertainties many of which are beyond our control. Therefore, it is reasonably likely that the reported financial information is not necessarily indicative of our future operating results or future financial condition. Please also read “Item 3. Key Information—D. Risk Factors” and “Item 4. Information on the Company - B. Business Overview” of the Company’s most recent annual report filed with the SEC on April 25, 2025.

Components of our operating results

Operating segments. We transport dry bulk cargoes along global shipping routes through our ownership and operation of dry bulk vessels. We have identified our Chairwoman and Chief Executive Officer as the Chief Operations Decision Maker (“CODM”) in accordance with ASC 280 “Segment Reporting.” The CODM manages the business on a consolidated basis and uses the net (loss)/income as reported on the consolidated statement of (loss)/income to allocate resources, make operating decisions and assess performance, without discrete financial information for each charter type, customer, vessel or vessel type. Also, when we charter a vessel, the charterer is generally free to trade such vessel worldwide or within broad geographical limits and, therefore, the disclosure of geographical information is impracticable. Additionally, the vessels serve the same type of customers, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. As a result, we have identified one single reportable segment and the assets of such segment are presented under the caption “Total Assets” in our consolidated balance sheets. The significant expense category of our sole reportable segment is vessel operating expenses as reported on our consolidated statement of (loss)/income. We, based on the principles of ASC 280—“Segment Reporting”, believe that disaggregating into more than one reportable segment, would not be meaningful or informative.

Revenue, net. We generate our revenues by chartering our vessels to regional and international dry bulk operators, commodity traders and end users. The main charter contract types are (i) voyage charters, also known as spot voyages, where the owner and charterer agree to carry out a single voyage to transport an agreed quantity of cargo between certain ports or geographical regions, (ii) time charters, where the charterer agrees to hire a vessel for a predetermined period of time with the operational responsibility of the vessel remaining with the owner, and (iii) bareboat charters, where a vessel is fully leased to a charterer, including all operational responsibility.

Our vessels are currently employed by an international commodity trading conglomerate, on time charters expiring between August 2025 and February 2026, earning hire at floating daily rates linked to the Baltic Panamax Index. Furthermore, on June 21, 2025, we took delivery of M/V Charlie, a 2020-built, scrubber-fitted, Eco, Ultramax, dry bulk carrier with a carrying capacity of 63,668 dwt Upon delivery, the vessel was time chartered to a reputable dry bulk operator  for a period of 9 to 12 months, at a floating daily hire rate linked to the Baltic Supramax Index. In addition to the daily hire rate, Icon will also receive part of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber.

Voyage expenses, net. Voyage expenses primarily consist of bunker fuel consumption, port dues, canal tolls, brokerage and commercial management commissions, and other expenses directly associated to the performance of a particular charter. Apart from commissions, voyage expenses mainly arise from voyage charters, or when a vessel is repositioning or unemployed. In such cases voyage expenses are borne by us. Conversely, when a vessel is employed under a time charter, substantially all voyage expenses are paid by the charterers, save for commissions.

Furthermore, in time charters, bunker fuel remaining on board the vessel on commencement of the charter is sold to charterers and then repurchased on completion. This may result in gains or losses equal to the difference between the book value of bunker fuel and the value for which such bunker fuel is sold to charterers. These gains or losses, if any, are reported under other operating income.

Vessel operating expenses. Vessel operating expenses reflect the costs to operate and maintain our vessels and primarily consist of manning costs, vessel insurance premiums, repairs and maintenance, machinery lubricants, spares, stores, and ancillary expenses.

Management fees. Management fees are paid in exchange for certain corporate administration functions, and vessel commercial and technical management services. Our Board of Directors has organized the provision of management services through Pavimar Shipping Co. (“Pavimar”), a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Law 27 of 1975. Pavimar is controlled by our Chairwoman and Chief Executive Officer. Pursuant to the management agreement, which became effective on January 18, 2024, Pavimar provides us with vessel commercial and technical management services, including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. Prior to January 18, 2024, similar services were provided to us by Pavimar S.A., a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Law 27 of 1975, also controlled by our Chairwoman and Chief Executive Officer.

In our results of operations, the technical management fees, commercial management commissions, and sale or purchase commissions, are reported under “management fees,” “voyage expenses, net” and “vessels, net” or “gain/loss on sale of vessels,” respectively.

General and administrative expenses. General and administrative expenses include expenses associated with being a public company, such as stock exchange fees, regulatory and compliance costs, investor relations, and incremental director and officer liability insurance premiums. General and administrative expenses also include general corporate expenses, audit, legal, advisory and other professional fees, directors’ remuneration, and compensation for our executives and corporate secretary. Pavimar S.A. provided us with the services of our Chief Executive Officer and Chief Financial Officer pursuant to a services agreement (the “Services Agreement”) dated October 1, 2023, which was novated to Pavimar on January 18, 2024, on the same terms. The compensation payable under that Services Agreement was originally $12,000 per annum, and was amended and restated on April 1, 2024, to include the services of our corporate secretary for an additional fee of $2,000 per annum, commencing on July 11, 2024, the date our registration statement on form F-1 in connection with our initial public offering was declared effective by the SEC.

Depreciation expense. Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering its estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. Management estimates the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard.

Amortization of deferred drydocking costs. Vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 to 60 months to coincide with the renewal of the related compliance certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. Drydocking and special survey costs are accounted for under the deferral method, whereby the costs incurred are deferred and amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs qualifying for deferral mainly relate to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works, as well as lodging and subsistence of personnel dispatched to the yard site to supervise. If a drydocking and/or a special survey is performed prior to its originally scheduled date, any remaining unamortized balance from previous events is immediately expensed. Unamortized balances of vessels that are sold are also written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

Interest and finance costs. Interest and finance costs primarily consist of interest expense incurred under our loan agreements or other financing arrangements, as well as finance costs related to entering into new or amending existing loan agreements or other financing arrangements, including arrangement, advisory, legal, and other fees and expenses. Finance costs are deferred and amortized over the life of the related loan or financing arrangement using the effective interest method. Unamortized deferred finance costs relating to loans or other financing arrangements repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period of such repayment or refinancing. Interest and finance costs, also include issuance costs which have been immediately expensed (please refer to Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements—Issuance costs” of our unaudited interim condensed consolidated financial statements filed with the SEC on the same day with this discussion).

Interest income. Interest income reflects the interest earned on our cash, cash equivalents and restricted cash deposits.

Loss on warrants, net. In January 2025, the Company completed a public offering of units, each unit consisting of one common share and one warrant (the “Class A Warrants”) to purchase common shares (the “January 2025 Offering”). Loss on warrants, net, reflects the loss recognized on initial measurement of the Class A Warrants, net of the gains recognized on subsequent remeasurements of such fair value upon each settlement date and as of March 31, 2025. The accounting of the Class A Warrants was assessed in accordance with the Company’s policy for distinguishing liabilities from equity (please refer to Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements—Distinguishing liabilities from equity” of our unaudited interim condensed consolidated financial statements filed with the SEC on the same day with this discussion).

Significant Accounting Policies

The discussion and analysis of financial condition and results of operations is based on our unaudited interim condensed consolidated financial statements and the notes thereto, which have been prepared in accordance with US GAAP and filed with the SEC on the same day with this discussion.

Significant accounting policies are those that are both most important to the portrayal of our financial condition and results, and require management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. For a more detailed discussion of the Company’s significant accounting policies, including use of accounting estimates and recent accounting pronouncements please refer to Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” of our unaudited interim condensed consolidated financial statements filed with the SEC on the same day with this discussion.

Critical Accounting Estimates

The preparation of our unaudited interim condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the unaudited interim condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Management evaluates the estimates and judgments on an on-going basis, including those related to uncompleted voyages, future drydock dates, the selection of useful lives and residual values for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivable, and provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Critical accounting estimates are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. For a more detailed discussion of the Company’s critical accounting estimates please refer to Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” of our unaudited interim condensed consolidated financial statements filed with the SEC on the same day with this discussion.

Key performance indicators

The key performance indicators that management uses to assess our financial condition and results of operations are:

Ownership Days. Ownership Days are the total days we owned our vessels during the relevant period. We use this to measure the size of our fleet over a period.

Available Days. Available Days are the Ownership Days, less any days during which our vessels were unable to be used for their intended purpose as a result of scheduled maintenance, upgrades, modifications, drydockings, special or intermediate surveys, or changes in ownership logistics, including positioning for and repositioning from such events. We use this to measure the number of days in a period during which our vessels should be capable of generating revenues.

Operating Days. Operating Days are the Available Days, less any days during which our vessels were unable to be used for their intended purpose as a result of unforeseen events and circumstances. We use this to measure the number of days in a period during which our vessels actually generated revenues.

Vessel Utilization. Vessel Utilization is the ratio of Operating Days to Available Days, measuring the days during which our vessels actually generated revenues as a percentage of the days during which our vessels should be capable of generating revenues.

Average Number of Vessels. Average Number of Vessels is the ratio of Ownership Days to calendar days in a period and is another measure of the size of our fleet over a period.

Minimum Contracted Revenue. The amount of minimum contracted revenue is estimated by reference to the contracted period and hire rate, net of charterers’ commissions but before brokerage and commercial management commissions and assuming no unforeseen off-hire days. For index-linked contracts, minimum contracted revenue is estimated by reference to the average of the relevant index during the 15 days preceding the calculation date.

Non-GAAP financial measures. To supplement our financial information presented in accordance with US GAAP, we may use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with US GAAP. We believe non-GAAP financial measures provide investors with greater transparency and supplemental data relating to our financial condition and results of operations and, therefore, a more complete understanding of our business and financial performance than the comparable US GAAP measures alone. However, non-GAAP financial measures should only be used in addition to, and not as substitutes for, the financial results presented in accordance with US GAAP. Although we believe the following definitions and calculation methods are consistent with industry standards, our non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies:

•
Time Charter Equivalent (“TCE”). TCE is a measure of revenue generated over a period that accounts for the effect of the different charter types under which our vessels may be employed. TCE is calculated by deducting voyage expenses from revenue and making any other adjustments that may be required to approximate the revenue that would have been generated, had the vessels been employed under time charters, net of commissions. TCE is typically expressed on a daily basis (“Daily TCE”) by dividing it by Operating Days, to eliminate the effect of changes in fleet composition between periods.

•
Daily Vessel Operating Expenses (“Daily OPEX”). Daily OPEX is a measure of the vessel operating expenses incurred over a period divided by Ownership Days, to eliminate the effect of changes in fleet composition between periods.

•
Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”). EBITDA is a financial measure we calculate by deducting interest and finance costs, interest income, taxes, depreciation and amortization, from net income. EBITDA assists our management by carving out the effects that non-operating expenses and non-cash items have on our financial results. We believe this also enhances the comparability of our operating performance between periods and against companies that may have varying capital structures, other depreciation and amortization policies, or that may be subject to different tax regulations.

The following table summarizes these key performance indicators during the reported periods. Please also see section “Non-GAAP Financial Measures Reconciliation to GAAP” for a reconciliation of each non-GAAP financial measure to the most directly comparable US GAAP financial measure.

(in thousands of U.S. dollars, except for fleet operational data and daily measures)	Three-month period ended March 31,
	2025	2024
Fleet operational data
Ownership Days	180.0	91.0
Available Days	180.0	91.0
Operating Days	180.0	91.0
Vessel Utilization	100.0%	100.0%
Average Number of Vessels	2.0	1.0

Non-GAAP financial measures
EBITDA	$(656)	$665
Daily TCE	8,056	14,297
Daily OPEX	5,156	5,407

Furthermore, the minimum contracted revenue expected to be recognized on the non-cancellable time charters of our vessels as of March 31, 2025, is estimated to $4.1 million.

Non-GAAP Financial Measures Reconciliation to GAAP

The following table reconciles each non-GAAP financial measure to the most directly comparable US GAAP financial measure:

(in thousands of U.S. dollars, except for fleet operational data and daily measures)	Three-month period ended March 31,
	2025	2024
TCE and Daily TCE:
Revenue, net	$1,525	$1,360
Less: Voyage expenses	(75)	(59)
TCE	$1,450	$1,301
Divided by: Operating Days	180.0	91.0
Daily TCE	$8,056	$14,297

Daily OPEX:
Vessel operating expenses	$928	$492
Divided by: Ownership Days	180.0	91.0
Daily OPEX	$5,156	$5,407

EBITDA:
Net (loss)/income	$(2,977)	$430
Plus: Depreciation expense	572	169
Plus: Amortization of deferred drydocking costs	129	89
Plus: Interest and finance costs	1,654	1
Less: Interest income	(34)	(24)
EBITDA	$(656)	$665

Results of Operations for the Three-month periods ended March 31, 2025 and 2024

The following table summarizes our results of operations for the three-month periods ended March 31, 2025 and 2024:

	Three-month period ended March 31,
(in thousands of U.S. dollars)	2025	2024
Revenue, net	$1,525	$1,360
Voyage expenses, net	(75)	(59)
Vessel operating expenses	(928)	(492)
Management fees	(144)	(140)
General and administrative expenses	(490)	(5)
Depreciation expense	(572)	(169)
Amortization of deferred drydocking costs	(129)	(89)
Interest and finance costs	(1,654)	(1)
Interest income	34	24
Loss on warrants, net	(537)	—
Other costs, net	(7)	1
Net (Loss)/Income	$(2,977)	$430

Revenue, net. Throughout the first three months of 2025 and 2024, Icon’s vessels operated under index-linked time charters. Τhe increased revenue between these two periods is primarily due to the acquisition of M/V Bravo in September 2024, which led to a higher number of Operating Days during the first quarter of 2025. This was partly offset from the year-on-year decline in the dry bulk charter market rates. Overall, revenue, net increased by 12% reaching $1.53 million, up from $1.36 million in the comparable period.

Voyage expenses. The increase in voyage expenses, from $0.06 million during the three-month period ended March 31, 2024, to $0.08 million during the corresponding period of 2025, is attributable mainly to the overall increase in revenue in the relevant period of 2025 compared to 2024.

Vessel operating expenses. The increase in operating expenses from $0.49 million in the first three months of 2024 to $0.93 million during the corresponding period of 2025, was driven by the acquisition of M/V Bravo and corresponding increase in Ownership Days in 2025 compared to 2024.

Management fees. The management fees were maintained at a similar level between the three-month periods ended March 31, 2025 and 2024. Although management fees increased in parallel to the increase of Ownership Days, that increase was counterbalanced by the management fee payable to Pavimar S.A. due to the termination of that management agreement on January 18, 2024, pursuant to which, the management fee continued to be payable for a period of three months after the termination date to enable Pavimar S.A. to finalize all outstanding matters.

General and administrative expenses. The $0.49 million increase in general and administrative expenses mainly reflects our incremental obligations as a public company since our initial public offering in July 2024. These expenses include stock exchange fees, regulatory and compliance costs, investor relations costs, and incremental director and officer liability insurance premiums.

Depreciation expense. Depreciation expense increased during the three-month period ended March 31, 2025, compared to the same period in 2024, due to the acquisition of M/V Bravo in September 2024.

Amortization of deferred drydocking costs. Amortization of deferred drydocking costs increased by $0.04 million during the three-month period ended March 31, 2025, compared to the same period in 2024, mainly due to the new cost of the vessel’s most recent drydocking, which commenced in 2024, resulting in a higher quarterly amortization charge.

Interest and finance costs. The increase in interest and finance costs relates to the Maui Term Loan Facility (as defined below), pursuant to which, $16.5 million was drawn on September 19, 2024, to finance part of the purchase price of the M/V Bravo and to leverage the M/V Alfa. In addition, interest and finance costs during the first three months of 2025 include issuance costs of $1.3 million relating to the Company’s January 2025 Offering.

Loss on warrants, net. Loss on warrants, net, of $0.54 million, reflects the loss recognized on initial measurement of the Class A Warrants, net of the gains recognized on subsequent remeasurements of such fair value upon each settlement date and as of March 31, 2025.

Recent Developments

Reverse stock split. On April 1, 2025, we effected a reverse stock split, whereby every forty of our issued and outstanding common shares were automatically converted into one, without any change in the par value per share or the total number of common shares we are authorized to issue (the “Reverse Stock Split”). No fractional shares were issued in connection with the Reverse Stock Split. The Reverse Stock Split did not (i) affect any common shareholder’s ownership percentage (except as a result of the cancellation of fractional shares), (ii) have any direct impact on our market capitalization, or (iii) modify any voting rights or other terms of our common shares. Immediately before the Reverse Stock Split, we had 87,410,311 outstanding common shares, which were reduced to 2,185,230 common shares. Our shareholders approved and granted the Board the authority to implement one or more reverse stock splits within a range of split ratios, at our annual meeting of shareholders held on March 17, 2025.

Dividend to Common Shareholders. On April 22, 2025, our Board of Directors approved a cash dividend of $0.07 per common share for the fourth quarter of 2024, which was paid on May 30, 2025, to all common shareholders of record as of May 16, 2025.

Fleet expansion. On March 21, 2025, we entered into a definitive agreement with an unaffiliated third party to bareboat charter-in, with the option to eventually purchase, a 2020-built, scrubber-fitted, Eco, Ultramax, dry bulk carrier with a carrying capacity of 63,668 dwt. On June 21, 2025, we took delivery of that vessel and renamed it M/V Charlie. Pursuant to that agreement, we paid $2.75 million upon signing, an additional amount of $2.75 million upon delivery, and we are committed to make hire payments at a daily rate of $7,500 for a period of three years. At the end of that period, we have the option to purchase the vessel for $18.0 million. We have declared our intention to exercise such option, subject to certain conditions. Upon delivery, the M/V Charlie was time chartered to a reputable dry bulk operator for a period of 9 to 12 months, at a floating daily hire rate linked to the Baltic Supramax Index. In addition to the daily hire rate, we will also receive part of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber.

Dividend to holders of Series A Preferred Shares. On June 26, 2025, our Board of Directors declared a dividend on Series A Preferred Shares in the amount of $2.2 million, which was paid in kind, by issuing 2,249 Series A Preferred Shares on June 30, 2025.

Liquidity and Capital Resources

Supply and demand dynamics, seasonality, and competition in the markets we operate, have historically caused increased volatility. We expect this to continue in the foreseeable future with a consequent effect on the trading performance of our vessels and, in turn, our short and long-term liquidity.

 Our primary short-term liquidity needs are to fund general working capital requirements, vessel operating expenses, general and administrative expenses, and to service our debt. In addition, we have entered into a definitive agreement to bareboat charter-in a third vessel for a period of three years, pursuant to which we will need to honor our bareboat hire obligations. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash on hand and from operations.

 We expect our long-term liquidity needs to primarily relate to growing and renewing our fleet through vessel acquisitions, capital expenditures required to comply with international shipping standards and environmental laws and regulations, costs to maintain the class certification of our vessels by undergoing periodical drydockings and special surveys, and to service our debt. In addition, we have entered into a definitive agreement to bareboat charter-in a third vessel for a period of three years, with an option to eventually purchase it at the end of the charter period. Accordingly, we will need to serve our obligations under the bareboat charter, including the purchase option for which we have declared our intention to exercise, subject to certain conditions. We anticipate that our primary sources of funds for our long-term liquidity needs will be cash from operations, loan facilities, other financing arrangements and equity issuances.

 We operate in a capital-intensive industry and in the future we may seek any combination of loan agreements, other financing arrangements and equity issuances, to raise capital and fund our operations and growth.

 We believe that our working capital is sufficient to meet our requirements for the next twelve months, taking into account our projected cash flows from operations.

As of March 31, 2025 and 2024, we had cash, cash equivalents and restricted cash of $8.2 million and $3.3 million, respectively. Our cash flows from operating, investing and financing activities during the three-month periods ended March 31, 2025 and 2024, are summarized in the following table:

	Three-month period ended March 31,
(in thousands of U.S. dollars)	2025	2024
Cash (used in)/provided by operating activities	$(561)	$704
Cash used in investing activities	(2,750)	—
Cash provided by/(used in) financing activities	10,082	(139)
Net increase in cash, cash equivalents and restricted cash	$6,771	$565
Cash, cash equivalents and restricted cash at the beginning of the period	1,446	2,702
Cash, cash equivalents and restricted cash at the end of the period	$8,217	$3,267

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$7,717	$3,267
Restricted cash	500	—
Cash, cash equivalents and restricted cash at the end of the period	$8,217	$3,267

Restricted cash consists of cash deposits earmarked for a specific purpose and cannot be used freely for general business operations. As of March 31, 2025, restricted cash consists of minimum cash deposits required to be maintained throughout the term of the Company’s loan agreement which can only be applied towards repayment of the final principal instalment pursuant to the terms and conditions of such loan agreement.

Cash of $0.70 million provided by operating activities during the three-month period ended March 31, 2024, decreased to cash used in operating activities of $0.56 million during the same period in 2025, mainly due to the decrease in net income (after taking into account the effects of non-cash loss on warrants, issuance costs, depreciation expense and amortization of deferred drydocking costs on such net income) between the same periods.

Cash used in investing activities during the three-month period ended March 31, 2025, relates to the advance payment in relation to the bareboat charter of the M/V Charlie. No cash was used in investing activities during the three-month period ended March 31, 2024.

Cash provided by financing activities during the three-month period ended March 31, 2025, relates to the net proceeds from the Company’s January 2025 Offering, counterbalanced by principal repayments of long-term debt. Cash used in financing activities during the three-month period ended March 31, 2024, relates to payments of issuance costs in connection with the Company’s initial public offering in July 2024.

Our Borrowing Activities

 Maui Term Loan Facility. On September 16, 2024, we entered into a new term loan facility with a leading international financial institution for up to $91.5 million, consisting of a committed portion of up to $16.5 million and an uncommitted upsize option of up to another $75 million (the “Maui Term Loan Facility”). On September 19, 2024, we borrowed the $16.5 million committed portion in full, to finance part of the purchase price of the M/V Bravo and to leverage the M/V Alfa. This borrowed portion of the Maui Term Loan Facility bears interest at SOFR plus a margin of 3.95% per annum, has a term of four years, and is repayable in quarterly installments, with a balloon payment due at maturity in December 2028. As of March 31, 2025, we were in compliance with the applicable financial covenants under the Maui Term Loan Facility and the outstanding balance was $15.5 million. The Maui Term Loan Facility has the following characteristics:

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Security. The borrowed portion is secured by, among other things, (i) a first priority mortgage on the M/V Alfa and the M/V Bravo, (ii) an assignment of their earnings and insurances, (iii) a pledge of the earnings accounts of the mortgaged vessels, and (iv) a pledge of the equity interests of each of the subsidiaries owning the mortgaged vessels.

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Restrictive Covenants. The Maui Term Loan Facility contains certain undertakings that may limit or restrict our ability to (i) incur additional indebtedness, (ii) make any substantial change to the nature of our business, (iii) pay dividends, (iv) sell the mortgaged vessels or change their management, and (v) effect a change of control of us, enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction or joint venture arrangement.

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Financial Covenants. The Maui Term Loan Facility contains certain financial covenants, requiring us to maintain (i) minimum restricted cash deposits of $250,000 per mortgaged vessel, and (ii) a minimum ‘loan to mortgaged vessels value’ ratio of 65%.

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Upsize option. The uncommitted upsize option of up to another $75.0 million may be made available to us under the Maui Term Loan Facility, in whole or in parts, to finance future vessel acquisitions. This portion of the Maui Term Loan Facility remains free of interest or other fees, and we are not obliged to borrow it, or any part thereof. The terms of borrowing this portion, or any part thereof, will be determined at the time it is requested.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk. Our borrowings under the Maui Term Loan Facility bear interest at SOFR plus a margin, and we are therefore exposed to market risks associated with changes in interest rates. Increases in interest rates could materially affect our operating results and ability to service our debt. As of March 31, 2025, we had total borrowings of $15.5 million bearing interest based on SOFR and had not entered into any hedging contracts or taken other actions to protect against interest rate fluctuations. We expect to continue having outstanding borrowings under the Maui Term Loan Facility until its maturity in December 2028, and under any future loan agreements or other financing arrangements we may enter into and, therefore, we expect to continue to be exposed to market risks associated with changes in interest rates. As a quantitative indication of our exposure to interest rate fluctuations, we estimate that a 100 basis points increase in SOFR, would have resulted in an increase of $0.01 million in interest and finance costs during the three month period ended March 31, 2025.

Foreign Currency Exchange Rate Risk. Our transactions are denominated primarily in U.S. dollars. Transactions incurred in other currencies are translated into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into U.S. dollars to reflect the end-of-period exchange rates. For the three month period ended March 31, 2025, balances in foreign currency other than U.S. dollars were not considered significant. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. We have not hedged currency exchange risks associated with our expenses.

Credit risk. Financial instruments which potentially subject the Company to significant concentrations of credit risk, consist principally of trade receivables, amounts due from the manager, and cash and cash equivalents. The Company limits its credit risk by performing ongoing credit evaluations of its counterparties’ financial condition and by collecting its trade receivables mainly in advance. The Company generally does not require collateral for its trade receivables, but when considered necessary it may pursue additional securities and guarantees from its customers. Also, the Company places its cash and cash equivalents with established financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions.